Exhibit 99.1

NQ Mobile Inc. Announces Proposed Investment from Management

BEIJING, March 29, 2016 — NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced that it has entered into a legally binding share purchase agreement (the “SPA”) with Dr. Vincent Wenyong Shi, the chairman and chief operating officer of the Company, for the issuance and sale of up to a maximum of 96,000,000 Class A common shares of the Company to Dr. Shi (the “Transaction”). Pursuant to the SPA, Dr. Shi will subscribe for and purchase directly or through a special purpose vehicle beneficially owned and controlled by him with the participation of certain other management members, up to 96,000,000 Class A common shares of the Company for a maximum aggregate consideration of approximately US$101 million in cash. The purchase price of US$1.05 per share, which is equivalent to US$5.25 per ADS, represents an approximately 31.6% premium of the average closing trading price of NQ Mobile’s ADS for the last 30 trading days ended March 28, 2016, or an approximately 10.5% premium of the closing trading price of NQ Mobile’s ADS on March 28, 2016, the last trading day before the signing of the SPA. All the shares acquired in the Transaction will be subject to a contractual lock-up restriction for 180 days after the closing. The closing is expected to take place within 12 months of the date of the SPA upon satisfaction of the closing conditions contained in the SPA, including the consummation of the FL Mobile Divestment pursuant to the binding framework agreement announced on August 26, 2015 between the Company and Beijing Jinxin Rongda Investment Management Co. Ltd., a subsidiary of Tsinghua Holdings Co. Ltd., or equivalent arrangements approved by the board of directors of the Company. The proposed Transaction has been approved by the Company’s board of directors and independent audit committee.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR

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